Exhibit 4
Information Concerning Directors of St. Joseph Capital Corporation (excerpted from proxy statement of St. Joseph Capital Corporation for the annual meeting held May 25, 2006) Who Are Parties to the Voting Agreement

Name	Principal Occupation

Brian R. Brady	Chairman, Heartland Recreational Vehicles, LLC

David A. Eckrich	President, Adams Road Development, Inc.

Jeffrey V. Hammes	President, Chief Executive Officer, Peoples Bank of Kankakee County

Michael R. Leep, Sr.	President, Gurley-Leep Automotive Group

Todd B. Martin	Partner, Martin Capital Management, LLP

Jack K. Matthys	Private investor

Arthur H. McElwee, Jr.	President, Toefco Engineered Coating Systems, Inc.

Myron C. Noble	President, Valmont Communications

John W. Rosenthal	Chairman, President and Chief Executive Officer, St. Joseph Capital Corporation and St. Joseph Capital Bank

Ben F. Ziolkowski	Chief Executive Officer, Ziolkowski Construction, Inc.